# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dogness (International) Corporation, CIK 0001707303
CUSIP: G2788T111
Title of class of securities: Class A common share
Address of issuer's principal executive offices: Tongsha Industrial Estate, East District, Dongguan, Guangdong, Dongguan, China (F4), 523217
Date of event which requires filing of this statement: 05/08/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002070663

## Reporting persons
- HAU SZE MO: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 500,000; shared voting power 0; sole dispositive power 500,000; shared dispositive power 0; aggregate amount beneficially owned 500,000 (10.18% of the class)
  Comment: (1) Immediately following the closing of the Securities Purchase Agreement with the Issuer on May 8, 2025 (as disclosed in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on May 8, 2025), the Reporting Person has beneficial ownership of 500,000 shares of Class A Common Shares.
  
  (2) The number of the Class A Common Shares outstanding used in calculating the percentage is 4,911,658 as of May 8, 2025.

## Item 1. Issuer
Name of issuer: Dogness (International) Corporation
Address of issuer's principal executive offices: Tongsha Industrial Estate, East District Dongguan, Guangdong Dongguan China 523217

## Item 2. Person Filing
Name of person filing: HAU SZE MO
Address of principal business office or, if none, residence: 8 muk ning St,One kai tak (II), tower 3,15/F, Flat G, KLN, Hong Kong, China
Citizenship: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on each cover page.
Percent of class: See response to Item 11 on each cover page.
Sole power to vote or to direct the vote: See response to Item 5 on each cover page.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: See response to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- HAU SZE MO: /s/ HAU SZE MO, HAU SZE MO (06/05/2025)